Nathan J. Greene
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069   March 20, 2006

                    RE: Citigroup Alternative Investments Trust
                         File Nos: 811-21854; 333-13137

Dear Mr. Greene:

        We have reviewed the registration statement on Form N-2 for Citigroup Alternative
Investments Trust (the "Fund") filed with the Commission on February 14, 2006. We have the
following comments on the registration statement.

General

    1. We note that you omitted certain items of required disclosure and/or exhibits from
        the registration statement. We may have comments on these items when they are
        included in a pre-effective amendment.

    2. Please supplementally inform us whether the NASD has reviewed the terms and
        arrangements of the offering, and whether it has raised any concerns about any aspect
        of the offering.

    3. Please inform the staff of any exemptive applications or no-action requests the Fund
        has filed or intends to file in connection with the registration statement.

    4. Please explain supplementally why it is appropriate for the Fund to use the term
        "Offering Memorandum" instead of "Prospectus" in a public offering.

Cover Page

    5. The disclosure states that the Fund seeks to achieve a high level of income while
        seeking to preserve capital. Elsewhere it is stated that the Fund will use leverage,
        short sales, derivative transactions and inverse floaters, all of which involve a high
        degree of risk. Explain supplementally how an objective of high income and the use
        of these risky techniques comport with the preservation of capital.

    6. Explain how to obtain the SAI and whether any of it has been incorporated by
        reference into the prospectus, and where the table of contents of the SAI appears in
        the prospectus. Also, explain how to obtain the Fund's annual and semi-annual
        reports to shareholders, providing a toll-free number for investors to call to request
        the SAI and the annual and semi-annual reports and to make other inquiries.

7. Add a prominent statement indicating that the Fund's securities have no history of public trading and include a statement describing the tendency of closed-end fund shares to trade frequently at a discount from net asset value and the risk of loss this creates for investors purchasing in the initial public offering. *See* Item 1.i. of Form N-2.

Initial Closing Date

8. The disclosure here states that the Board of Trustees may liquidate the Fund following the receipt of initial subscriptions. Please disclose the factors that would cause the Board to so decide.

Fees and Expenses

9. In the fee table, please refer to the "Placement Fee" as a "Sales Load." *See* Item 3 of Form N-2.

Instruments that Primarily Generate Tax-Exempt Income

10. Please describe with more specificity the "other types of notes" referred to on page 17 of the prospectus.

11. Please disclose whether there is any limitation on the amount of derivatives or foreign securities in which the Fund may invest.

Private Investment Funds and Structured Securities

12. Please explain supplementally how a "fair value" determination by the Board is possible when, as the prospectus states, it may be "difficult for the Fund to independently verify the value of an investment in a private investment fund." Reliance on valuations provided by the underlying fund managers does not comport with Section 2(a)(41) of the Investment Company Act of 1940.

The staff may have additional comments on disclosure made in response to the foregoing comments, on information supplied supplementally, or on exhibits to the registration statement.

Should you have any questions regarding these comments, please call me at (202) 551-6970.

Sincerely,

Mary A. Cole
Senior Counsel